Exhibit 99.1

Nabriva Therapeutics AG

FINANCIAL REVIEW

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We initiated two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical trials of lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

Other Income

Other income increased by €1.2 million from €2.5 million for the nine months ended September 30, 2015 to €3.7 million for the nine months ended September 30, 2016. The increase was primarily due to a €1.3 million increase in anticipated grant income from research premiums provided by the Austrian government as a result of higher applicable research and development expenses in the respective period compared to the same period in 2015.

Research and Development Expenses

For the nine months ended September 30, 2016 research and development expense was €31.3 million, a 125.2% increase from the €13.9 million of research and development expense during the same nine-month period in 2015. The increase was primarily due to higher costs related to our Phase 3 clinical trials of lefamulin. Direct costs for our other programs and initiatives were relatively limited during both of the nine month periods. Indirect costs related to research and development increased in the nine-month period ended September 30, 2016 compared to the same period in 2015 primarily due to the addition of employees in our clinical development department in the United States.

General and Administrative Expenses

For the nine months ended September 30, 2016 general and administrative expenses were €8.4 million or a 115.4% increase from €3.9 million during the same nine-month period in 2015. The increase was primarily due to increased staff costs related to additional employees in the United States and increased professional service fees related to operating as a public company.

Other Gains, Net

Other net gains (losses), increased by €0.2 million to a €0.4 million gain during the nine months ended September 30, 2016 compared to the same period in 2015. The change during the nine months ended September 30, 2016 reflects gains from the re- measurement of foreign currency balances.

Financial Income and Expenses

During the nine months ended September 30, 2016 net financial income was €0.2 million compared to financial expense of €6.6 million during the nine months ended September 30, 2015.

During the nine months ended September 30, 2016, net interest and similar expenses decreased by €3.8 million compared to the same period in 2015 primarily due to the decrease in the effective interest accrued under the convertible loan agreements and the decrease in interest on the Kreos loan, which was fully repaid in November 2015.

For the nine months ended September 30, 2016, other net financial expenses decreased to €0.0 from €3.0 for the nine months ended September 30, 2015. Other financial income and expenses for the nine months ended September 30, 2015 were mainly related to the expenses recognized due to the fair value adjustments of the conversion rights related to our outstanding convertible loans. This expense was partly offset by benefits of approximately €3.3 million due to the waiver of interest on our outstanding convertible loans and benefits of approximately €1.5 million resulting from the termination of call options related to our outstanding convertible loans, all of which were due to our April 2015 financing.

Cash Flows

Operating Activities

Cash flow utilized by operating activities increased by €17.1 million from €16.4 million for the nine months ended September 30, 2015 to €33.5 million for the nine months ended September 30, 2016 due to a €13.9 million increase in net loss before non-cash items of €5.5 million for a change in cash of €19.4 million, partly offset by lower tax payments of €0.3 million, improved working capital of €1.3 million primarily from higher trade payables and other liabilities and lower cash interest expense of €0.7 million.

Investing Activities

Cash flow from investing activities changed by €23.0 million from €0.1 million cash outflow in the nine months ended September 30, 2015 to €22.9 million cash inflow in the nine months ended September 30, 2016 primarily due to the sale of available-for sale assets and the redemption of term deposits. Other investing activities were relatively insignificant in both years and related primarily to the acquisition of equipment in support of our research and development activities.

Financing Activities

Cash flow generated from financing activities decreased by €126.5 million from €126.7 million in the nine months ended September 30, 2015 to €0.2 million during the nine months ended September 30, 2016 primarily due to proceeds of €136.6 million from our April 2015 financing as well as our Initial Public Offering in September 2015, €3.1 million from the issuance of an additional convertible loan in January 2015 and proceeds of €1.0 million from a silent partnership agreement entered into in January 2015. The period over period decrease in financing cash inflows was partially offset by a €3.1 million decrease of cash outflows for repayments of long-term borrowings, and a €10.9 million decrease in equity transaction costs.

Nabriva Therapeutics AG

Index to Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)	F-2

Unaudited Condensed Consolidated Statement of Financial Position	F-3

Unaudited Condensed Consolidated Statement of Cash Flows	F-4

Unaudited Condensed Consolidated Statement of Changes in Equity	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

		Nine Months Ended September 30
(Euro in thousands, except per share data)	Notes	2015	2016
Other income		€2,517	€3,741
Research and development expenses	6	(13,891)	(31,271)
General and administrative expenses		(3,896)	(8,431)
Other gains (losses), net		153	361
Operating result		€(15,117)	€(35,600)
Financial income	7	6,157	209
Financial expenses	7	(12,740)	(31)
Financial result	7	€(6,583)	€178
Loss before taxes		€(21,700)	€(35,422)
Tax benefit		216	—
Loss for the period		€(21,484)	€(35,422)
Other comprehensive income (loss) (OCI)
Items that may be reclassified subsequently to profit or loss, net of tax
Exchange differences on translating foreign operations		23	(2,414)
Fair value gains on available-for-sale financial assets		—	62
Other comprehensive income (loss) for the period		23	(2,352)
Total comprehensive loss for the period		€(21,461)	€(37,774)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

	Nine Months Ended September 30
Loss per share	2015	2016
Basic (€ per share)	(30.36)	(16.68)
Diluted (€ per share)	(30.36)	(16.68)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Financial Position

(Euro in thousands)	Notes	As of December 31, 2015	As of September 30, 2016
Assets
Non-current assets
Property, plant and equipment		€382	€463
Intangible assets		3	171
Long-term receivables		395	392
Deferred tax assets		566	936
		1,346	1,962
Current assets
Current receivables		4,414	8,264
Marketable securities and term deposits	8	68,884	44,027
Cash and cash equivalents	9	33,477	22,206
		106,775	74,497
Total assets		€108,121	€76,459
Equity and liabilities
Capital and reserves
Share capital		€2,119	€2,128
Capital reserves		223,107	225,042
Other reserves		(98)	(2,450)
Treasury shares		(19)	(2)
Accumulated losses		(125,613)	(161,035)
		99,496	63,683
Non-current liabilities
Other liabilities	11	77	87
		77	87
Current liabilities
Trade payables		2,689	2,419
Other liabilities	11	5,703	10,244
Current income tax liabilities		156	26
		8,548	12,689
Total equity and liabilities		€108,121	€76,459

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Cash Flows

		Nine Months Ended September 30
(Euro in thousands)	Notes	2015	2016
Cash flow from operating activities
Loss for the period		€(21,484)	€(35,422)
Adjustments for:
Taxes on income recognized in profit or loss		(216)	—
Financial income recognized in profit or loss		(6,157)	(209)
Financial expense recognized in profit or loss		12,740	31
Depreciation and amortization expense		105	154
Valuation stock option program		789	1,776
Other non-cash-income		(60)	—
Changes in long-term receivables		(18)	(7)
Changes in current receivables		(2,107)	(3,958)
Changes in trade and other liabilities		1,374	4,502
Interest paid		(583)	—
Interest received		3	118
Taxes paid		(836)	(526)
Cash flow utilized by operating activities		(16,450)	(33,541)
Purchase of plant and equipment and intangible assets		(102)	(408)
Purchases of available-for-sale financial assets		—	(12,543)
Investments in term deposits		—	(9)
Proceeds from term deposits		—	13,439
Proceeds from sale of available-for-sale financial assets		—	22,397
Cash flow provided (utilized) by investing activities		(102)	22,876
Proceeds from initial public offering		94,485	—
Proceeds from April 2015 financing		42,096	—
Other proceeds from shareholders		9	—
Proceeds from new silent partnership		1,000	—
Proceeds from exercise of call options		—	217
Proceeds from convertible loans		3,097	—
Repayments of long-term borrowings		(3,069)	—
Repayments of substance participation rights		(5)	—
Equity transaction costs		(10,866)	—
Cash flow generated from financing activities		126,747	217
Net cash flow		110,195	(10,448)
Cash and cash equivalents at beginning of period	9	1,770	33,477
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies		21	(823)
Cash and cash equivalents at end of period	9	€111,986	€22,206

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

Unaudited Condensed Consolidated Statement of Changes in Equity

(Euro in thousands)	Nominal capital / share capital	Capital reserves	Treasury shares	Accumulated losses	Foreign currency translation reserve	Fair value reserve	Total
Notes	4.1	4.1
January 1, 2015	€328	€66,458	€(19)	€(96,905)	€(21)	€—	€(30,159)
Paid in capital	1,546	135,035	—	—	—	—	136,581
Conversion of convertible loans	204	30,177	—	—	—	—	30,381
Contribution of silent partnerships	15	2,255	—	—	—	—	2,270
Bifurcation of liability component due to preferred dividend rights	—	(1,538)	—	—	—	—	(1,538)
Exercised options	9	1,295	—	—	—	—	1,304
Equity transaction costs	—	(13,289)	—	—	—	—	(13,289)
Stock options	—	785	—	—	—	—	785
Loss for the period	—	—	—	(21,484)	—	—	(21,484)
Other comprehensive income, net of tax	—	—	—	—	23	—	23
Total comprehensive loss for the period	—	—	—	(21,484)	23	—	(21,461)
September 30, 2015	€2,102	€221,178	€(19)	€(118,389)	€2	€—	€104,874
January 1, 2016	€2,119	€223,107	€(19)	€(125,613)	€(36)	€(62)	€99,496
Exercised options (SOP)	9	1,822	17	—	—	—	1,848
Stock options	—	113	—	—	—	—	113
Loss for the period	—	—	—	(35,422)	—	—	(35,422)
Other comprehensive income, net of tax	—	—	—	—	(2,414)	62	(2,352)
Total comprehensive income (loss) for the period	—	—	—	(35,422)	(2,414)	62	(37,774)
September 30, 2016	€2,128	€225,042	€(2)	€(161,035)	€(2,450)	€—	€63,683

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nabriva Therapeutics AG

(Euro in thousands, except per share data)

1.              General Information

Nabriva Therapeutics AG, together with its 100% owned and consolidated U.S. subsidiary Nabriva Therapeutics US, Inc., (“Nabriva”, “the Group” or the “Company”) is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. Nabriva was incorporated in Austria as a spin-off from Sandoz GmbH in October 2005 and commenced operations in February 2006. The Company’s headquarters are at Leberstrasse20, A-1110 Vienna. Nabriva Therapeutics US, Inc. was founded and began operations in the United States in August 2014.

The Management Board approved the unaudited condensed consolidated interim financial statements for issuance on November 17, 2016.

2.              Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise noted.

2.1                     Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with the International Accounting Standard, or IAS, 34 “Interim Financial Reporting” and are presented in Euros. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with the International Financial Reporting Standards, or IFRSs, have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies. In the opinion of management, the unaudited condensed consolidated interim financial statements contain all adjustments that are necessary to state fairly the Company’s financial position as of September 30, 2016 and comprehensive income (loss) and cash flows for the nine months ended September 30, 2015 and September 30, 2016.

Going concern

Since inception, the Company’s activities have consisted primarily of raising capital and performing research and development activities to advance its product candidates. The Company is still in the development phase and has not been marketing any products commercially to date. Since inception, the Company has incurred significant losses from operations and expects losses to continue for the foreseeable future, as a result of the Company’s R&D activities and in line with its long-term business plan and the general biopharmaceutical business model. The Company’s success depends primarily on the successful development and regulatory approval of its product candidates and its ability to finance operations. The Company anticipates the receipt of top-line phase 3 clinical trial data readout in the second half of 2017.

These consolidated financial statements have been prepared on a going concern basis that contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Management continues to forecast that the Company’s cash balances will be sufficient to fund the operations for at least the next twelve months.

Share capital

The number of common shares outstanding as of September 30, 2016 was 2,128,006.

2.2                     Application of International Financial Reporting Standards (IFRSs)

The accounting policies adopted are consistent with those of the previously completed financial year. The application of any amendments to existing standards that are required to be applied for the first time from January 1, 2016 are not expected to have a material impact on the Company’s consolidated financial statements for the year ending December 31, 2016. The following new IFRSs that may have an impact on the Company’s financial statements have been issued by the IASB:

•                  In July 2014, the IASB issued the complete version of IFRS 9 “Financial instruments,” applicable to financial years beginning on or after January 1, 2018, which replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. We are in the process of assessing IFRS 9’s impact on us.

•                  In May 2014, the IASB issued the IFRS 15 “Revenue from contracts with customers,” applicable to financial years beginning on or after January 1, 2017, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. We are in the process of assessing IFRS 15’s impact on us.

•                  In January 2016, the IASB issued IFRS 16 “Leases,” applicable to financial years beginning on or after January 1, 2019 which relates to the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. We are in the process of assessing IFRS 16’s impact on us.

2.3                     Change in functional currency

The Company has significantly expanded its presence and operations in the United States, and has begun and will continue to incur a majority of its expenses for its clinical trials in U.S. dollars, in addition to the increase in administrative cost incurred in the United States as a result of the increased presence there. Also, the majority of the funds raised from its third quarter 2015 initial public offering as well as its other financing activities are currently invested, and are expected to remain invested, in U.S. dollar denominated instruments to fund its U.S. operations. The Company has determined that as of January 1, 2016 its functional currency was no longer the euro and began reporting using the U.S. dollar as its functional currency.

The translation procedures applicable to the new functional currency have been applied prospectively in accordance with IAS 21.35 from the date of the change. According to IAS 21.37 all items have been translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income in accordance with IAS 21.32 and 39(c) are not reclassified from equity to profit or loss until the disposal of the operation.

2.4                     Consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of Nabriva Therapeutics AG and its 100% owned U.S. subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and loss and other comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

As of September 30, 2016, the Company had one 100% owned subsidiary, Nabriva Therapeutics US, Inc., King of Prussia, PA, USA, founded in August 2014. Nabriva’s chief executive officer, as well as the majority of the clinical development team, are employed with the U.S. subsidiary.

The financial information of all consolidated companies has been prepared in accordance with IFRS and the Company’s accounting policies with a cut-off date of September 30. All intra group balances and transactions between members of the group are eliminated upon consolidation.

2.5                     Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. The management team is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the allocation of the Company’s resources and to assess overall performance.

2.6                     Income Taxes

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. In Austria taxes on income are calculated using the current corporate income tax rate of 25%. Under the Austrian Corporate Income Tax Act (KStG) a minimum amount of corporate income tax is levied even if there is a tax loss. In the U.S. Nabriva is subject to state taxes of 9.99% and federal taxes of 34%.

3.              Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company has not used derivatives or other hedging instruments to mitigate these risk factors.

The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Gary Sender was appointed as Chief Financial Officer on May 2, 2016 and thereby replaced Ralf Schmid. There have been no other changes in the Company’s finance department, which is responsible for financial risk management, or in the Company’s financial risk management policies since December 31, 2015.

4.              Critical Accounting Estimates and Assumptions

The preparation of unaudited condensed consolidated interim financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were generally the same as those that applied to the consolidated financial statements for the year ended December 31, 2015. Please see Note 4 to the Company’s audited consolidated financial statements for the year ended December 31, 2015 included in the Company’s annual report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on April 28, 2016.

5.              Seasonality of Operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results.

6.              Research and Development Expenses

Research and development expenses mainly increased in the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015 due to increased third party expenses related to Phase 3 clinical trials of lefamulin, manufacturing of the related clinical trial supply as well as increased headcount in the U.S. subsidiary.

	Nine Months Ended September 30
(Euro in thousands)	2015	2016
Research materials and purchased services	€8,799	€23,572
Staff costs	2,788	5,080
Other research and development expenses	2,237	2,535
Depreciation and amortization	67	84
Total	€13,891	€31,271

Research materials and purchased services include all expenses for materials and services in respect of research activities. They consist of:

	Nine Months Ended September 30
(Euro in thousands)	2015	2016
Clinical phase I, II and III studies	€4,546	€17,521
Non-clinical research & development	4,035	5,736
Laboratory & research materials	218	315
Total	€8,799	€23,572

Other research and development expenses consist of:

	Nine Months Ended September 30
(Euro in thousands)	2015	2016
Infrastructure expenses	€877	€838
Advisory and external consultancy expenses	725	903
Intellectual property and trademark related expenses	301	334
Other expenses	334	460
Total	€2,237	€2,535

7.              Financial Income and Expenses

	Nine Months Ended September 30
(Euro in thousands)	2015	2016
Interest income
Bank deposits	€3	€6
Other interest	—	203
Total	€3	€209
Interest and similar expense
Kreos Loan 2014	€(716)	€—
FFG Loan	(36)	—
Convertible loans	(2,583)	—
Preferred dividend rights	—	—
Other financing fees	(157)	—
Interest according to IAS 20.10A	(60)	—
Total	€(3,552)	€—
Silent partnership
Adjustment to amortized cost following a change in expected exit proceeds	€(748)	€—
Total	€(748)	€—
Other finance income/(expenses)
Realized losses from sale of available-for-sale financial assets	€—	€(31)
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to extension of repayment date for CLAs	1,063	—
Adjustment of carrying amount of financial liabilities according to IAS 39.40/IAS 39.AG8 due to acceleration of repayment date for one CLA	(260)	—
Adjustment of carrying amount of financial liabilities according to IAS 39.40 due to waiver of interest for CLAs	3,274	—
Valuation call options related to CLAs	344	—
Termination of call options related to CLAs	1,473	—
Valuation call options related to Kreos Loan 2014	(474)	—
Valuation conversion rights related to CLAs	(7,601)	—
Adjustment of carrying amount of AWS Profit Share	(105)	—
Total	€(2,286)	€(31)
Total financial result	€(6,583)	€178

Interest income arises on cash and cash equivalents as well as marketable securities and term deposits. In 2015 interest expenses consist of interest payable on borrowings of all kinds (e.g. bank and other loans) and are expensed as incurred.

8.              Financial Instruments

In accordance with IAS 39 and IFRS 7, the Company’s financial instruments are classified as follows:

(Euro in thousands)	Loans and receivables	Available for sale	Total
As of September 30, 2016
Assets as per condensed consolidated statement of financial position
Current receivables	€11	€—	€11
Marketable securities and term deposits	26,995	17,032	44,027
Cash and cash equivalents	22,206	—	22,206
Total	€49,212	€17,032	€66,244

(Euro in thousands)	Other financial liabilities	FVTPL (held for trading)	Total
Liabilities as per condensed consolidated statement of financial position
Trade payables	€2,419	€—	€2,419
Total	€2,419	€—	€2,419

In the table above, current receivables are only included to the extent they are classified as financial instruments. Current receivables as shown in the condensed consolidated statement of financial position also include other receivables, which mainly result from tax receivables and prepaid expenses.

The carrying amounts for current receivables and trade payables are assumed to approximate their fair value due to their relatively short maturity.

The following table presents the financial instruments measured at fair value and classified by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•                  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (as exchange rates) (Level 2).

•                  Valuation techniques that include inputs for the asset or liability that are not based on observable market data (those are unobservable inputs) (Level 3).

It does not include fair value information for financial assets and liabilities not measured at fair value where the carrying amount is a reasonable approximation of the fair value.

(Euro in thousands)	Level 1	Level 2	Level 3	Total
As of September 30, 2016
Assets as per consolidated statement of financial position
Marketable securities	€—	€17,032	€—	€17,032
Total Assets	€—	€17,032	€—	€17,032

As of September 30, 2016 and December 31, 2015 the Company did not hold any Level 3 financial instruments measured at fair value any more. All such instruments, which included the conversion right and call option derivative instruments, were exercised or terminated in 2015. Prior to this, fair values of the conversion right and call option derivate instruments (Level 3) were determined using the option pricing model (OPM). There were no transfers between Level 1 and 2 in the period.

According to IFRS 13.93(e), the following table shows the reconciliation of Level 3 fair value measurements of financial liabilities:

(Euro in thousands)	FVTPL (held for trading)	Total
Nine Months ended September 30, 2015
Opening balance	€7,562	€7,562
Total (gains) losses in profit or loss	7,731	7,731
Issues of conversion rights	1,076	1,076
De-recognition/Settlement by issued equity instruments	(14,896)	(14,896)
Termination of options	(1,473)	(1,473)
Closing Balance	€—	€—
Nine Months ended September 30, 2016
Opening balance	€—	€—
Closing Balance	€—	€—

Total (gains) losses for the period ended September 30, 2015 result from the valuation of call options and conversion rights and are included in the finance income/expenses line item in the consolidated statement of comprehensive income (loss). Gains from the termination of options amount to € 1,473 in 2015 and result from the waiver of call option rights related to the CLAs in the course of the April 2015 financing. The line item “De-recognition/Settlement by issued equity instruments” in the table above refers to the conversion rights reclassified into equity upon conversion of the convertible loans in the course of the April 2015 financing in the amount of € 13,601 as well as the exercise of call options related to the Kreos Loan 2014 in the amount of € 1,295.

9.              Cash and Cash Equivalents

Cash and cash equivalents were as follows:

(Euro in thousands)	As of December 31, 2015	As of September 30, 2016
Cash at bank	€33,477	€22,206
Total cash and cash equivalents	€33,477	€22,206

10.       Share-Based Payments

The unaudited condensed consolidated interim financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

During the nine months ended September 30, 2016, the Company recognized a share-based payment expense of € 1,776 (nine months ended September 30, 2015: € 789).

11.       Other Liabilities

Other current liabilities include the following:

(Euro in thousands)	December 31, 2015	September 30, 2016
Accrued expenses for external R&D services	€3,057	€7,503
Employee bonuses	1,269	1,343
Social security contributions on options under the SOP 2007 and SOP 2015	353	196
Accounting, tax and audit services	250	185
Unconsumed vacation	248	283
Overtime	15	16
Other	504	710
Deferred income	7	8
Total other current liabilities	€5,703	€10,244

The increase in accrued expenses for external R&D services mainly results from increased third party expenses related to Phase 3 clinical trials.

Other non-current liabilities include an obligation to pay jubilee benefits arising under the collective bargaining agreement for the chemical industry, by which employees are entitled to receive jubilee payments after being employed for a certain number of years. For this obligation a provision of € 87 (2015: € 77) has been made.

12.       Contingencies

The Company has no contingent liabilities in respect of legal claims arising in the ordinary course of business.

13.       Commitments

Lease Agreements

Lease agreements as stated in the annual consolidated financial statements for the year ended December 31, 2015 are still effective. No material changes occurred in the nine month period ended September 30, 2016.

Other Contractual Commitments

In addition to the lease agreements described above, the Company has entered into a number of other agreements also entailing financial commitments for the future and relating mainly to services provided by third parties in connection with the conduct of clinical trials and other research and development activities. Some of these commitments are also subject to early termination clauses exercisable at the option of the Company. The remaining payments to be made under these agreements, if all milestones and other conditions are met, are estimated to be as follows:

(Euro in thousands)	As of December 31, 2015	As of September 30, 2016
No later than 1 year	€19,558	€46,259
Later than 1 year and no later than 5 years	18,076	6,906
Later than 5 years	—	—
Total	€37,634	€53,165

14.       Related Party Transactions

During the nine month periods ended September 30, 2015 and 2016, the Management Board was paid regular salaries and short term benefits. Selected members of the Supervisory Board received compensation for their board services in the form of cash compensation. In addition, Dr. George Talbot, a Supervisory Board member, was engaged by the Company for scientific consultancy services for which he received a total of € 15 and € 4 during the nine months ended September 30, 2015 and 2016, respectively, including fees related to his service as the chairman of our Clinical Advisory Board. All services of Dr. Talbot were agreed with the Supervisory Board and rendered at arm’s length.

The unaudited condensed consolidated interim financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

15.       Events after the Reporting Period

There were no material events after the reporting period.

Forward Looking Statements

Any statements in this document about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, conduct and timelines of Phase 3 clinical trials of lefamulin for CABP, including expected timing of enrollment and availability of data, the clinical utility of lefamulin for CABP and Nabriva’s plans for filing of regulatory approvals and efforts to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates, proposed financings, the sufficiency of Nabriva’s cash resources and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP, market conditions, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this document represent Nabriva’s views as of the date of this document. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this document.

Risks Associated with our Business

•                  Our business is subject to a number of risks of which you should be aware. These risks are discussed more fully in the “Risk Factors” section of Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. These risks include, but are not limited to the following:

•                  We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•                  Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet completed any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•                  We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•                  If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•                  We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of September 30, 2016, we had accumulated losses of €161.0 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•                  If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

•                  We determined that, as of June 30, 2016, we no longer qualified as a “foreign private issuer” under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).  As a result, beginning January 1, 2017, we anticipate that our future annual filings with the SEC will be made on Form 10-K (including our annual report for the year ending December 31, 2016) rather than on Form 20-F. In addition, commencing on January 1, 2017, we plan to expand reporting consistent with that of a domestic U.S. filer, including filing quarterly reports on Form 10-Q and current reports on Form 8-K. We will also be subject to SEC rules governing the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 (the “Exchange Act”); the provisions of Regulation Fair Disclosure, which regulate the selective disclosure of material information; and the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” transactions in the Company’s equity securities.  In addition, beginning January 1, 2017, we will also be subject to the NASDAQ Stock Market listing requirements applicable to domestic U.S. issuers.